September 6, 2024

Bart Kelleher
Chief Financial Officer
Ardmore Shipping Corporation
Belvedere Building
69 Pitts Bay Road, Ground Floor
Pembroke, HM08 Bermuda

       Re: Ardmore Shipping Corporation
           Registration Statement on Form F-3
           Filed August 30, 2024
           File No. 333-281870
Dear Bart Kelleher:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   David S. Matheson, Esq.